May 20, 2005

Michael R. Rodriguez
Endocare, Inc.
Chief Financial Officer
201 Technology Drive
Irvine, California 92618

Re:	Endocare, Inc.
      Annual Report on Form 10-K for the fiscal
       year ended December 31, 2004
      File No. 1-15063

Dear Mr. Rodriquez:

      We have completed our review of the Part III information of your Form 10-K included in your proxy and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III

Item 9.  Directors, Executive Officers, Promoters and Control
Persons, Compliance with Section 16(a) of the Exchange Act
1. Please provide the disclosure required by Item 406 of Regulation
S-K.



Summary Compensation Table
2. Please tell us how the table reflects the options for 100,000 shares mentioned on the third paragraph under "Employment
Agreement
with Mr. Davenport." Likewise, tell us the table reflects the options for 250,000 shares mentioned on the third paragraph under "Employment
Agreement with Mr. Nydham."

Item 14.  Principal Accountant Fees and Expenses
3. Please describe the nature of the services comprising the fees disclosed in the All Other Fees category.

*          *          *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Tom Jones at (202) 551-3602 or me at (202)
551-
3617 with any questions.


      Sincerely,



							Russell Mancuso
							Branch Chief

cc (via fax): Steven G. Rowles, Esq.






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Michael R. Rodriguez
Endocare, Inc.
May 20, 2005
Page 2